K&L GATES LLP 1601 K STREET, N.W. WASHINGTON, DC 20006 T +1 202 778 9000 F +1 202 778 9100 klgates.com

November 26, 2013

Jim O’Connor

Senior Counsel

Division of Investment Management

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Nuveen All Cap Energy MLP Opportunities Fund
File Numbers: 333-190440; 811-22877

Dear Mr. O’Connor:

This letter responds to the comments contained in the letter dated September 5, 2013 regarding the registration statement on Form N-2 (the “Registration Statement”), filed with respect to Common Shares of the Nuveen All Cap Energy MLP Opportunities Fund (the “Fund”). For convenience, each of the comments is repeated below, with the response immediately following.

Enclosed for your convenience is a copy of pre-effective amendment no. 1 for the Fund, which was filed with the Securities and Exchange Commission (“SEC”) on the date of this letter and is marked to show changes from the Registration Statement as originally filed.

PROSPECTUS

Cover Page

1.	Comment: The first sentence under “Investment Objective” states that the Fund “is a newly organized, non-diversified, closed-end management investment company.” Since this sentence is not related to the Fund’s investment objective, please move the sentence to an appropriate section elsewhere on the Cover Page.

Response: Agreed. The referenced sentence now appears after the heading, “The Fund” on the Cover Page.

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2.	Comment: The first sentence under “Fund Strategy” states that “[t]he Fund seeks to achieve its investment objective by investing primarily in master limited partnerships or other entities that offer economic exposure to master limited partnerships (collectively, ‘MLPs’) in the energy sector of any capitalization, with a focus on small and mid-capitalization MLPs.” Please explain to us how the Fund’s focus on small and mid-capitalization MLPs is consistent with “All Cap” in the Fund’s name, which seems to indicate that the Fund will be investing in securities of companies with all different types of capitalizations.

Response: Consistent with its name, the Fund will invest in MLPs with all different types of capitalizations. The Fund’s focus on investments in small and mid-capitalization MLPs (at least 60% of its Managed Assets) is not inconsistent with its strategy of investing in securities of MLPs with all different types of capitalizations, as this focus does not preclude investment in large capitalization companies as well.

3.	Comment: The first three sentences under “Portfolio Contents” state that “[u]nder normal circumstances, the Fund will invest at least 80% of its Managed Assets (as defined on page 13) in MLPs in the energy sector (‘Energy MLPs’) of any capitalization;” “the Fund will invest at least 60% of its Managed Assets in small and mid cap Energy MLPs;” and “the Fund defines an MLP as a small or mid cap MLP if its market capitalization at the time of investment is less than the median market capitalization of the Alerian Large Cap MLP Index.” As noted above in Comment 2, since the name of the Fund contains the phrase “All Cap”, we would expect the Fund to be invested in securities of companies with all different types of capitalizations. Please explain in this section how the Fund will meet this requirement (e.g., will the Fund invest a minimum and/or target amount in securities of large capitalization companies and what will be the minimum/target amount invested in each other category - mid-cap and small-cap). Please also explain how the Fund will distinguish between small-cap and mid-cap for these purposes.

Response: As noted above, consistent with its name, the Fund will invest in MLPs with all different types of capitalizations. Although the Fund will invest at least 60% of its Managed Assets in small and mid-capitalization MLPs, it expects, both initially and over time, to invest in large capitalization MLPs as well. For example, the Fund’s initial portfolio is expected to be comprised of approximately 50% to 70% of Managed Assets in small cap Energy MLPs, 20% to 40% of Managed Assets in mid cap Energy MLPs and 5% to 15% of Managed Assets in large cap Energy MLPs. The Fund has added the following disclosure to the section entitled “Initial Portfolio Composition” in the prospectus:

Based on current market conditions, the Fund anticipates that immediately after the initial investment of the proceeds from the offering of Common Shares, its portfolio

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(“initial portfolio”) will be comprised of approximately 40 to 50 holdings with a weighted average market capitalization of approximately $3 to $3.5 billion. Relative to the Alerian MLP Index, which is a widely used market benchmark in the current MLP marketplace, the Fund anticipates sector overweighting in certain segments of the energy MLP market, including Natural Gas Pipelines and Storage, Midstream Oil and Marine Transportation. The Fund anticipates that its initial portfolio will be comprised of approximately 50% to 70% of its Managed Assets in small cap Energy MLPs, 20% to 40% of its Managed Assets in mid cap Energy MLPs and 5% to 15% of its Managed Assets in large cap Energy MLPs. FAMCO MLP excludes from the Fund’s investment universe the ten largest MLPs in the Alerian MLP Index. The Fund’s capitalization thresholds will change over time.

The Fund may invest in Energy MLPs of any size or market capitalization range and at times might increase its emphasis on Energy MLPs in a particular capitalization range. The Fund will invest at least 60% of its Managed Assets in small and mid cap Energy MLPs. Over time, there may be periods when the Fund may not hold any large cap Energy MLPs.

While the Fund retains the right to not invest in large capitalization MLPs and to invest a significant portion of its Managed Assets in small and mid-capitalization MLPs, this does not make the Fund’s name misleading. The term “All Cap” in the Fund’s name is consistent with the Fund’s intended investment universe, which will include large, mid- and small capitalization MLPs. We believe the additional disclosure provided above clarifies this point and appropriately describes the Fund’s intended investments.

Rule 35d-1 under the Investment Company Act of 1940 (“1940 Act”) requires a fund with a name suggesting that the fund focuses its investments in a particular type of investment or investments to

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adopt a policy to invest, under normal circumstances, at least 80% of the value of its assets in the particular type of investments suggested by the fund’s name. The staff has stated that Rule 35d-1 would not apply to a term in a fund’s name that suggests an investment objective or strategy rather than a type of investment.1 The Fund’s name suggests a focus in a particular type of investment: Energy MLPs. Therefore, in accordance with Rule 35d-1, the Fund has a policy of investing at least 80% of its Managed Assets in Energy MLPs. Although Commission and staff guidance on Rule 35d-1 does not address the term “All Cap,” we believe that the term “All Cap” suggests an investment strategy, connoting an investment universe for the particular type of investment in which the Fund focuses (i.e., Energy MLPs) that includes all market capitalizations, and is therefore not subject to Rule 35d-1. Because the term “All Cap” suggests an investment strategy, Rule 35d-1 does not require the Fund to establish specific minimum or target percentages for investments in large, mid- and small capitalization MLPs, nor does it prescribe a specific portfolio composition for the Fund.

Section 35(d) of the 1940 Act prohibits the use of “any word or words in a fund name that the Commission finds are materially deceptive or misleading.” The Commission has stated, “In determining whether a particular name is misleading, the Division will consider whether the name would lead a reasonable investor to conclude that the company invests in a manner that is inconsistent with the company’s intended investments or the risks of those investments.”2 The term “All Cap” in the Fund’s name is consistent with the Fund’s intended investments, which will include large, mid- and small cap MLPs.

We also note that the Fund’s interpretation of the term “All Cap” appears consistent with industry practice and therefore will not be misleading to investors. For example, BlackRock All-Cap Energy & Resources Fund’s prospectus states that the Fund will invest “at least 80% of its total assets in equity securities of global energy and natural resources companies and companies in associated businesses, as well as utilities … The Fund does not limit its investments to companies of any particular size, and may invest in securities of companies with small to large capitalizations.” KEELEY All Cap Value Fund’s prospectus states that the fund will invest in “companies of any market capitalization”, “may invest in what normally are considered small-cap stocks, mid-cap stocks and large-cap stocks”, and “may concentrate its investments in one of those categories, two of them, or all of them, and may change the allocation of its investments at any time.” MainStay Epoch U.S. All

[1]	See Frequently Asked Questions about Rule 35d-1 (Investment Company Names), available at http://sec.gov/divisions/investment/guidance/rule35d-1faq.htm
[2]	Investment Company Names, Inv. Co. Act. Rel. No. 24828 (Jan. 17, 2001).

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Cap Fund’s prospectus states that “the Fund may invest in securities across all market capitalizations,” and “may invest a significant portion of its assets in companies of one particular market capitalization category ....” The Thrivent Partner All Cap Growth Portfolio’s prospectus states that the fund “may buy securities issued by companies of any size or market capitalization range and at times might increase its emphasis on securities of issuers in a particular capitalization range.”3 None of these funds identifies specific minimum or target percentage investment allocations to any particular market capitalization category.

The Fund has also included the following additional disclosure regarding market capitalization in the “Portfolio Contents” section on the inside front cover and in the Prospectus Summary:

The Fund considers an MLP to be small cap if its market capitalization at the time of investment is less than the capitalization limit for small cap MLPs included in the Solactive Junior MLP Composite Index immediately after its first reconstitution in cash calendar year ($2.5 billion as of September 30, 2013). The Fund considers an MLP to be large cap if its market capitalization at the time of investment is greater than the median market capitalization of the Alerian Large Cap MLP Index immediately after its first reconstitution in cash calendar year ($11 billion as of September 30, 2013). The Fund considers an MLP to be mid cap if its market capitalization at the time of investment is less than the median market capitalization of the Alerian Large Cap MLP Index and greater than the capitalization limit for the Solactive Junior MLP Composite Index. The Fund’s capitalization thresholds will change over time as the composition of these indices changes.

Prospectus Summary (Pages 5 - 26)

4.	Comment: The fourth bullet point under “Who May Want to Invest” on page 5 states that the Fund may be appropriate for long term investors who are seeking “simplified tax reporting by receiving a single Form 1099 (no K-1) as compared to direct MLP investments.” Similar disclosure is also included on page 11. We note that when the Fund invests in MLPs that are taxed as partnerships, the Fund will typically not receive its “K-1” tax statements from the MLPs until after January 31st, the date on which the Fund is required to mail its own “1099s” to investors. The K-1 may indicate that the Fund has miscalculated its own taxable income on the tax return it is required to file on March 15th as a result of mischaracterizing the tax character of the MLP distributions it received. If so, the Fund will send shareholders a corrected 1099 in May or June, and this may require shareholders to file amended personal tax returns. Therefore, please disclose in each section that the MLP investments made by the Fund may result in investors being required to either request extensions to file their tax returns or file amended returns.

Response: The Fund’s fiscal year end is November 30th, and it makes quarterly distributions in February, May, August and November. As a result, the Fund will be able to determine earnings and profits with respect to all distributions in a calendar year before Forms 1099 are issued in the beginning of the following year. The Fund does not intend to make December distributions precisely because of the issue you noted. The Fund therefore does not expect to reissue Forms 1099.

5.	Comment: The fourth sentence of the first paragraph under “Portfolio Contents” on page 7 states that the Fund will consider “securities that are derivatives of interests in MLPs” as MLPs for purposes of its 80% basket. If the Fund’s investments in derivatives will be included in determining satisfaction of the 80% test, please confirm to us that they will be included based on their daily marked-to-market (net) obligation (i.e., the Fund’s daily net liability if any), rather than their notional value.

[3]	The Thrivent Partner All Cap Growth Portfolio was merged into the Thrivent Large Cap Stock Portfolio on August 16, 2013.

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Response: The language referenced in your comment refers to securities that represent indirect investments in MLPs, such as
I-Shares, and not financial instruments commonly referred to as derivatives (e.g., futures contracts, options and swaps). For greater clarity, the phrase “securities that are derivatives of interests in MLPs” has been changed to “securities that represent indirect investments in MLPs.” The Fund’s investments in derivatives will not be included in determining satisfaction of the Fund’s policy of investing at least 80% of the Fund’s Managed Assets in Energy MLPs.

6.	Comment: In the paragraphs under “Master Limited Partnerships – Tax Matters” on page 8, please include a cross-reference to the section of the Prospectus discussing the taxation of the Fund itself.

Response: Agreed.

7.	Comment: The paragraph under “Non-MLP Issuers” on page 9 states that “[t]he Fund may invest up to 20% of its Managed Assets in securities of non-MLP issuers, including issuers in the business of energy, transportation or infrastructure.” Please either confirm to us that these securities will not be counted as MLPs for purposes of the Fund’s 80% basket or explain to us why these securities should be included in the 80% basket.

Response: The Fund confirms that securities of non-MLP issuers, as described in the paragraph cited in Comment 7, will not be counted as MLPs for purposes of the Fund’s 80% basket.

8.	Comment: The first sentence of the paragraph under “Restricted Securities” on page 9 states that “[t]he Fund may invest up to 30% of its Managed Assets in restricted securities, including private investments in public equities (commonly known as PIPEs).” Please disclose in this section whether the Fund will bear the costs of registration and whether the shares will be restricted for a number of months.

Response: Agreed. We have added the following disclosure to this section: “FAMCO MLP expects most such securities to be liquid within nine to twelve months of investment, but the Fund may also invest in restricted securities with significantly longer or shorter restricted periods. Although issuers typically bear the costs of registration, the Fund may in some cases be required to pay the expense of registering restricted securities it holds with the SEC.”

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9.	Comment: The second sentence under “Derivative Instruments” on page 9 states that “[s]uch instruments may include financial futures contracts, swap contracts (including interest rate swaps), options on equity securities, options on financial futures, structured notes or exchange-traded notes, or other derivative instruments.” Please confirm to us that these are all the derivatives that the Fund will invest in as a principal investment strategy. Please also tell us whether the Fund will be investing in total return swaps and credit default swaps. If so, we may have additional comments.

Response: The referenced disclosure under “Derivative Instruments” has been revised as follows to include the underlined language: “[s]uch instruments may include financial futures contracts, swap contracts (including interest rate swaps), options on equity securities, options on MLP-based securities indices, options on financial futures, structured notes or other derivative instruments.”

With this revision, the Fund confirms that these are all the derivatives that the Fund may invest in as a principal investment strategy. The Fund has also added disclosure to the Statement of Additional Information (“SAl”) to permit the Fund to invest in total return swaps and credit default swaps to a limited extent; however, the Fund will not do so as a principal strategy.

10.	Comment: The first bullet point under “Investment Policies” on page 10 states that under normal circumstances the Fund will invest “at least 80% of its Managed Assets in Energy MLPs of any market capitalization.” Please revise the bullet points to reflect any revisions made in response to Comments 2 and 3 regarding the Fund’s policy to invest in “all” capitalization types.

Response: The Fund has added the following disclosure to the section entitled “Investment Policies” in the prospectus: “The Fund may invest in Energy MLPs of any size or market capitalization range and at times might increase its emphasis on Energy MLPs in a particular capitalization range, subject to the foregoing investment policies. Over time, there may be periods when the Fund may not hold any large cap Energy MLPs.”

The Fund has also added the disclosure described in response to Comment 3 above to the prospectus sections entitled “Portfolio Contents” and “Initial Portfolio Composition.”

11.	Comment: In the last bullet point under “Investment Policies” on page 10, please disclose, as you do on page 41, that the Fund may invest in debt securities of any maturity.

Response: Agreed.

12.	Comment: The first sentence after the bullet points on page 10 states that “[f]or purposes of the investment policies provided above: (1) such policies apply only at the time of investment; and (2) the Fund is under no obligation to sell a security as a result of subsequent changes in market values or ratings.” Please revise this disclosure to indicate that if the Fund no longer meets the 80% investment requirement described in the first bullet point, it would make future investments in a manner that would bring the company into compliance with the 80% requirement.

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Response: The Fund respectfully declines to revise the disclosure in this manner because the Fund’s 80% policy as currently stated in its prospectus is consistent with Commission guidance regarding a fund’s obligation to comply with its Rule 35d-1-mandated 80% policy “under normal circumstances.” The Fund’s prospectus states, “Under normal circumstances, the Fund will invest at least 80% of its Managed Assets (as defined on page 13) in MLPs in the energy sector (“Energy MLPs”) of any capitalization.” Rule 35d-1 under the 1940 Act requires investment companies to comply with the 80% investment requirement “under normal circumstances.” In the adopting release for Rule 35d-1, the Commission noted:

The ‘under normal circumstances’ standard will provide funds with flexibility to manage their portfolios, while requiring that they would normally have to comply with the 80% investment requirement. This standard will permit investment companies to take ‘temporary defensive positions’ to avoid losses in response to adverse market, economic, political, or other conditions. In addition, it will permit investment companies to depart from the 80% investment requirement in other limited, appropriate circumstances, particularly in the case of unusually large cash inflows or redemptions.

The release further provides that “the 80% investment requirement generally applies, as proposed, at the time when an investment company invests its assets.” We believe the “under normal circumstances” standard in the Fund’s 80% policy is consistent with Rule 35d-1’s requirements, and makes clear that the Fund normally must comply with the 80% investment requirement. Accordingly, under normal circumstances, if the Fund no longer meets the 80% requirement in its prospectus, the Fund would make future investments to bring it back in line with its 80% policy. However, we do not believe the additional disclosure you request is necessary because the Fund’s policy as stated is consistent with Commission guidance, nor is the additional disclosure you request required by Rule 35d-1 or Form N-2. Further, to the extent this disclosure may prevent the Fund, in limited and appropriate circumstances, from taking advantage of the flexibility afforded by Rule 35d-1, we do not believe it is warranted. Therefore, the Fund respectfully declines to add this disclosure to the prospectus.

13.	Comment: The last two sentences under “Investment Adviser” on page 12 provide information about the assets under management for Nuveen Investments as of March 31, 2013. Please provide the information as of a more recent date.

Response: Agreed.

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14.	Comment: The first sentence of the third paragraph under “Federal Income Taxes” on page 15 states that “[i]f the Fund determines that doing so is in the best interest of its shareholders, in the future the Fund may elect to be treated as a regulated investment company (a ‘RIC’) under Subchapter M of the Code for federal income tax purposes.” The last sentence of the paragraph states that “[m]aking such an election would generally require, among other things, that the Fund either (i) be subject to corporate level taxes on any net built-in gains actually recognized over a ten-year period or (ii) recognize and pay tax on unrealized gains as of the last day of the Fund’s last taxable year as a ‘C’ corporation.” On August 1, 2013, the Treasury Department issued proposed regulations (REG-114122-12) aimed at ensuring that there is a restriction on the amount that RICs are permitted to invest in MLPs. In light of the proposed regulations, if you elect to be treated as a RIC under Subchapter M, please provide an explanation as to whether or not you would expect to reverse any accrued amounts under option (i) (e.g., would you assume you would no longer need to accrue for taxes on the built in gains because you would assume that you do not plan to sell any positions within 10 years, etc.). In addition, please consider expanding the disclosure (e.g., would there be additional costs and who would bear those costs?).

Response: Some of the tax restrictions on regulated investment companies (“RICs”) that invest in “qualified publicly traded partnerships,” including MLPs, are noted in your Comment 14. As noted on pages 13-14 of the prospectus, a conversion of the Fund as it is currently constituted into a RIC is not possible under current law because of the Fund’s proposed concentration in MLPs. Such a conversion would require, among other things, changes in federal tax law to permit further concentrations in the holding of qualified publicly traded partnerships and would, as the prospectus notes, be predicated on a determination by the Fund that the conversion was in the best interests of the shareholders. Under current law, unless the Fund decided to pay a tax with respect to unrealized gains at the end of its final year as a C corporation, it is likely that it would continue to accrue for taxes with respect to “net built-in gains” after a conversion to RIC status, because it might dispose of property held at the time of conversion during the ten-year period thereafter. It is difficult to conjecture what other changes in federal tax law or in accounting principles might accompany a relaxation of the restrictions currently applicable to RICs that hold interests in qualified publicly traded partnerships or the amount of costs associated with the conversion. However, the amount of any costs associated with a conversion to RIC status and the incidence of those costs would necessarily be among the factors considered in assessing whether the conversion was in the best interests of the shareholders.

The proposed regulations noted in your Comment 14 are still in proposed form and as drafted would go into effect no earlier than 90 days after the date final regulations are published. As drafted, they would not in themselves facilitate a conversion of the Fund to RIC status and might in certain cases make it more difficult for RICs that invest in certain qualified publicly traded partnerships to qualify as RICs.

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15.	Comment: The last two sentences under “Common Shareholder Tax Features” on page 16 state that “[T]he Fund expects that a significant portion of its distributions to its Common Shareholders will constitute a non-taxable return of capital and will reduce their bases [sic] in the Common Shares” and that “[u]pon the sale of Common Shares, a Common Shareholder generally will recognize capital gain or loss measured by the difference between the sale proceeds received by the Fund’s Common Shareholder and the holder’s federal income tax basis in the Common Shares sold, as adjusted to reflect return of capital.” Please also explain in this section that this may cause the shareholder to pay taxes even if he sells his shares for less than he originally bought them.

Response: Agreed. The following disclosure has been added to this section: “It is possible that a return of capital could cause a shareholder to pay a tax on capital gains with respect to shares that are sold for an amount less than the price originally paid for them. See ‘Tax Matters.’”

16.	Comment: In the section entitled “Distributions” on page 16, please also include a cross-reference to the disclosure referred to in Comment 15 regarding return of capital (or disclose the information directly under “Distributions”).

Response: Agreed.

17.	Comment: In the section entitled “Special Risk Considerations” beginning on page 17, please disclose any additional risks that the Fund will be subject to as a result of its investments in general partnership interests, including general partner liability.

Response: Agreed. The following disclosure has been added to the referenced section in the paragraph entitled, “MLP equity securities”: “Equity securities of MLPs currently consist of general partner or managing member interests, common units, subordinated units and preferred units .... In certain circumstances, the holders of general partner or managing member interests can be liable for amounts greater than the amount of the holder’s investment.”

The Fund’s Investments (Pages 29 – 42)

18.

Comment: In the section entitled “Tax Matters” beginning on page 36, please include a cross-reference to the section of the Prospectus discussing the taxation of the Fund itself. Please also summarize in this section how the MLP distributions received by the Fund (including I-Shares) will be taxed. Similarly, in the sections entitled “Non-MLP Equity Securities”, “Debt Securities”, “Non-U.S. Issuers”, and “Derivatives”, on pages 40 to 42, and in each other section discussing securities that

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will be subject to double taxation, please disclose how such investments will be treated for tax purposes (e.g., Fund investors will be double taxed -first at 35% then at the marginal rate of the investors). Please also explain in the appropriate section of the Prospectus, why the Fund will be investing in such securities given the potential tax disadvantage.

Response: Agreed. The following disclosure has been added to the section entitled “Tax Matters”: “A distribution received by the Fund from MLPs taxed as partnerships is treated as a tax-free return of capital to the extent of the Fund’s tax basis in its MLP interest and as gain from the sale or exchange of the MLP interest to the extent the distribution exceeds the Fund’s tax basis in its MLP interest. See ‘Tax Matters — MLP Equity Securities.’” In addition, the following disclosure has been added to the section entitled “Portfolio Contents” in the prospectus summary regarding tax treatment of non-MLP investments: Non-Energy MLP Equity Securities ... The Fund’s use of non-Energy MLP investments will be opportunistic and market driven and based on FAMCO MLP’s assessment of various factors, including valuation, total return potential and tax considerations.”

19.	Comment: The first sentence of the first paragraph under “Other Investment Companies” on page 42 states that “[t]he Fund may invest up to 10% of its total assets in other investment companies, the assets of which consist primarily of securities issued by MLPs in the energy sector.” Please tell us whether the Fund will be investing in companies that rely on the exclusions found in Section 3(c)(1) or 3(c)(7) of the 1940 Act. If so, please clarify in this section whether the Fund’s investment in such companies will be subject to any limitation. If the Fund will not be subject to any limitation on investment in 3(c)(1) and 3(c)(7) companies, please confirm to us that the Fund does not currently intend to invest more than 15% of its Managed Assets in such entities and that if in the future the Fund does intend to invest more than 15% of its Managed Assets in such entities: (a) the Fund will update its registration statement to include additional disclosure describing such investments, the associated risks and any other pertinent disclosures (including suitability requirements); and (b) the updated registration statement will be filed with the SEC as appropriate (e.g., via POS 8C) at which time Fund will endeavor to engage in a discussion with the staff regarding such changes.

Response: The Fund confirms that the 10% limit referenced above applies to registered investment companies. Although the Fund does not intend to invest in investment companies relying on the exclusions from registration provided in Sections 3(c)(1) and 3(c)(7) of the 1940 Act, the Fund is not aware of any limitations on investment in such vehicles under the 1940 Act and reserves the right to

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invest in such companies in the future in a manner consistent with the Fund’s investment objective. In the event the Fund does so, the Fund will comply with applicable disclosure requirements to describe such investments, the associated risks and make any other pertinent disclosures. Of course, to the extent the Commission adopts any rules or its staff issues any guidance in this area, the Fund will modify its policies in accordance with such rules or guidance.

Leverage (Pages 42 – 45)

20.	Comment: The second sentence of the eighth paragraph under “Leverage” on page 45 states that “[i]f net capital gain or other taxable income is allocated to Preferred Shares (instead of solely tax-exempt income), the Fund will likely have to pay higher total dividends to preferred shareholders or make special payments to preferred shareholders to compensate them for the increased tax liability.” Please disclose in this section whether the Fund will make such compensatory payments to preferred shareholders.

Response: At this point, the Fund cannot say whether or not it will definitively make such compensatory payments to preferred shareholders. The quoted disclosure is qualified by “will likely have to” because the terms and conditions of any Preferred Shares have not been negotiated. Buyers of Preferred Shares typically negotiate for such protections, but they are not a universal feature of all Preferred Shares. Until the Fund decides to issue Preferred Shares, locates one or more buyers for such shares, and negotiates the terms and conditions of such shares, it cannot definitively say whether it will make such compensatory payments to preferred shareholders. Of course, if such payments are required by the negotiated terms and conditions of the Preferred Shares, the Fund will comply with such terms and conditions if and when so required. Additionally, the Fund notes that as disclosed in the prospectus, the Fund does not intend to issue Preferred Shares within 12 months after completion of the offering. As a result, the Fund respectfully submits that the current disclosure adequately addresses the situation.

21.	Comment: The second sentence of the ninth paragraph under “Leverage” on page 45 states that “[i]n addition, the Fund is not permitted to declare any cash dividend or other distribution on its Common Shares unless, at the time of such declaration, the value of the Fund’s asset coverage less liabilities other than borrowings is at least 200% of such liquidation value.” Please replace the phrase “of such liquidation value” with the phrase “of the liquidation value of the preferred shares.”

Response: Agreed.

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Management of the Fund (Pages 62 – 66)

22.	Comment: The third sentence under “The Investment Adviser” on page 60 states that “[a]t such time as the Fund receives an exemptive order permitting it to do so, or as otherwise permitted by the 1940 Act or the rules thereunder, the Fund may, without obtaining approval of the shareholders, retain an unaffiliated subadviser to perform some or all of the portfolio management functions on the Fund’s behalf.” Please disclose in this section whether the Fund has applied for or intends to apply for such relief. If so, please also state that there is no guarantee that such relief will be granted.

Response: Agreed. The Fund has not applied for and does not currently intend to apply for such relief.

23.	Comment: In the second and third paragraphs under “Portfolio Managers” on page 61, please flesh out the experience of each portfolio manager over the past five-years. For example, the first sentence of the second paragraph under “Portfolio Managers” states that “Mr. Cunnane is Managing Director and Chief Investment Officer of FAMCO MLP.” Please disclose in this section whether Mr. Manno has held these positions for the past five years or held other positions with FAMCO MLP during this period.

Response: Agreed.

STATEMENT OF ADDITIONAL INFORMATION

Investment Restrictions (Pages 5 - 7)

24.	Comment: Investment Restrictions (1), (2), and (7) on pages 6 and 7 provide that Fund will not issue senior securities, borrow money, or make loans, except as permitted by the 1940 Act (and in the case of Investment Restrictions (2) and (7) exemptive orders granted under the 1940 Act). A footnote to each such Investment Restriction explains the applicable 1940 Act requirements. Please also disclose in the relevant footnote whether the Fund has received, has applied for, or intends to apply for exemptive relief. If the Fund has applied for or intends to apply for such relief, please state that there is no guarantee that relief will be granted.

Response: Agreed. The Fund has not received, applied for and does not currently intend to apply for such relief.

25.

Comment: Investment Restriction 4 on page 7 states that the Fund will not “[i]nvest more than 25% of its total assets in securities of issuers in any one industry other than issuers in the energy industry.” Please revise this investment restriction to state more clearly that the Fund will invest

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more than 25% of its assets in the energy industry or disclose the specific conditions under which the Fund will invest more than 25% of its assets in the energy industry. See The First Australia Fund, Inc., 1999 SEC No-Act. LEXIS 661 (July 29, 1999).

Response: Agreed.

26.	Comment: Non-fundamental investment restriction (2) on page 8 states that the Fund may not “purchase securities of open-end or closed-end investment companies except in compliance with the 1940 Act or any exemptive relief obtained thereunder.” Please disclose in this section whether the Fund has received, has applied for, or intends to apply for exemptive relief. If the Fund has applied for or intends to apply for such relief, please state that there is no guarantee that relief will be granted.

Response: Agreed. The Fund has not received, applied for and does not currently intend to apply for such relief.

Portfolio Composition (Pages 7 - 31)

27.	Comment: The second sentence of the third paragraph under “Other Investment Companies” on page 25 states that “[t]he Fund may invest in investment companies that are advised by FAMCO MLP or its affiliates to the extent permitted by applicable law and/or pursuant to exemptive relief from the SEC.” Please disclose in this section whether the Fund has received, has applied for, or intends to apply for such relief. If the Fund has applied for or intends to apply for such relief, please state that there is no guarantee that relief will be granted.

Response: Agreed. The Fund has not received, applied for and does not currently intend to apply for such relief.

Management of the Fund (Pages 32 - 51)

28.	Comment: In the section entitled “Share Ownership” beginning on page 46 or in another appropriate section of the SAI, please disclose, as you do on page 79 of the Prospectus, that Nuveen Fund Advisors owns 100% of the Fund’s outstanding securities and may be deemed to control the Fund. Please also briefly explain the effect of such control on the voting rights of other shareholders if, as of the completion of the Common Shares offering, Nuveen Fund Advisors continues to own 25% or more of the outstanding shares.

Securities and Exchange Commission

November 26, 2013

Response: The Fund will disclose in the SAI that prior to the completion of the Common Shares offering, Nuveen Fund Advisors owns 100% of the Fund’s outstanding securities and may be deemed to control the Fund. Instruction 2 to Item 19 of Form N-2 states, “A Registrant that is controlled by its adviser or underwriter(s) before the effective date of the registration statement need not respond to this item if, immediately after the public offering, there will be no control person.” As of the completion of the Common Shares offering, Nuveen Fund Advisors will not own 25% or more of the outstanding shares of the Fund and will not be a “control person” of the Fund as defined in the 1940 Act; therefore additional disclosure regarding the effect of such control is unnecessary.

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We believe that this information responds to all of your comments. If you should require additional information, please call me at 312.807.4295 or Fatima Sulaiman at 202.778.9082.

Very truly yours,

 /s/ David P. Glatz

David P. Glatz

Enclosures
Copies (w/encl.) to	C. Rohrbacher
Kevin McCarthy